Visualant, Incorporated
500 Union Street, Suite 406
Seattle, Washington 98101

April 26, 2007

Mr. Milwood Hobbs
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:	Visualant, Incorporated Form 10-KSB for Fiscal Year Ended 9/30/2006 Filed on January 16, 2007 File No. 0-30262

Dear Mr. Hobbs,

Please find our further response to your comments on the Form 10-KSB for the Fiscal Year Ended September 30, 2006 filed by Visualant, Inc. (the “Company”). In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comment enumerated in your letter dated April 13, 2007 and the Company’s response thereto.

Item 8A. Controls and Procedures, page 11
(a) Evaluation of Disclosure Controls and Procedures

Comment—We have read your response to comment 7 of our letter dated February 7, 2007 regarding your use of the phrase “material information” in your conclusion relating to the effectiveness of your disclosure controls and procedures. Please also revise your disclosure to indicate that you performed your evaluation “as of the end of the period covered by the report” rather than a specific date. See SEC Release No.33-8238, Section II.F.3.

Response—In the Company’s future filings of Forms 10-KSB and 10-QSB, we will indicate that we performed our evaluation as of the end of the period covered by the report rather than a specific date. Since the specific date indicated on our report filed on February 16, 2007 was accurate, the change will be made on a prospective basis.

Should you have any comments or questions, please call me at (206) 232-2360.

Best regards,

/s/ Bradley E. Sparks
Bradley E. Sparks
CEO, President and Director
Visualant, Inc.
(206) 232-2360